Exhibit 99.14

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2015 (the “Form 40-F”), I, Marcos Valencia A., Registered Member of the Chilean Mining Commission hereby consent to the use of my name in connection with the mineral resource estimates for the Chapada Mine and the El Peñón Mine as at December 31, 2015 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-202140).

By:    /s/ Marcos Valencia A.
Name: Marcos Valencia A., P.Geo.
Title: Registered Member of the Chilean Mining Commission

March 29, 2016